Akamai

WISE CARE OF YOUR PERSON

OUR MISSION

Help people break free from the modern mainstream personal care paradigm of **too many products, chemicals and complexity** that comes with a high cost to our health, wallets and environment.

we will start a revolution

WHAT WE DO

Akamai is the wise care of your person. Healthy personal care essentials, delivered right to your door via subscription and "on demand" service.



3-IN-1 BAR
WASH/SHAMPOO/SHAVE

SKIN FUEL

RAZORS

ALL PURPOSE
HEALING BALM

TOTHPASTE   TOOTHBRUSH

TONGUE
CLEANER

INFUSED FLOSS

FULVIC TRACE
MINERALS

only what you need, nothing you don't. Unisex, multipurpose, 100% natural. 20+ powerful basics...

THE PROBLEM

Consumers have been led astray.

- Typical personal care products are loaded with unhealthy, unnecessary chemicals deemed "safe".

- Mainstream brands promote too many products

- Advertising, media (and even some doctors) perpetuate misinformation about body care & grooming



A "Personal Care Industrial Complex" exists

THE PROBLEM

Resulting in

- A heavy body burden of chemicals – toxicity and poor health

- A heavy environmental burden – raw materials, chemicals and waste

- A heavy wallet burden – way more stuff than we need and often way overpriced

- A lot of bad / misguided advice. Myths, misconceptions & misinformation

- Loss of traditional "age old" remedies and understanding of the body's natural ability to heal itself

ENOUGH.

OUR SOLUTION

We take a radically simplified, outsiders approach...

- Disrupt & nudge. Dispel myths & misconceptions. Shed light on absurdities.

- Offer sound advice & routines rooted in science, fact & reason.

- Empower our tribe to question authority & mainstream / current advice. Read labels!

- "Less is More" rational thinking. E.g. rinse more soap less

akamai :: adjective, ä-kä-ˈmī Hawaiian :: wise, intelligent, smart

OUR SOLUTION — PRODUCTS/FORMULATIONS

We deliver wise products and formulations so natural you can eat

PRODUCTS Multipurpose/multifunctional/concentrated/TSA compliant/non GMO/vegan/cruelty free

- Essential products only, performing required functions while causing no harm and supporting body ecologies eg: **3-1 Bar:** Soap/Shampoo/Shave
  Toothpaste: that is medicine
  Skin Fuel: whole body oil moisturizer

- Other essentials: **Infused dental floss, Bass toothbrush, tongue cleaner, razors, healing balm, certain supplements, etc...**

INGREDIENTS & FORMULATIONS

- Formulations using the fewest possible ingredients; nothing fancy, extra, or harmful
- Simple, effective 100% natural & certified organic ingredients
- Proven natural "boosters" like fulvic trace minerals & coQ10, working in concert with your body's ecology – helping keep skin, teeth and hair truly healthy

akamai :: wise care of your person

OUR SOLUTION — HOW WE'RE DIFFERENT

We're not just another "do good, natural products company."

1. We are both B Corp Certified AND 1% For the Planet Members, donating 1% of our sales to mission-aligned non-profits.

2. We apply the precautionary principle and use ONLY natural ingredients (mostly unrefined and certified organic). Formulations so clean you can eat them.

3. Our methods can cut consumption & waste by +70%. We want to sell you less.

4. Our products address root causes vs symptom management.

5. We promote routines that are radically wise and simplified.

6. Our direct to consumer model creates closer relationships with customers and better profitability.

7. We offer superior quality ingredients & innovative/effective products at totally reasonable prices.

Dr Bronner's meets Dollar Shave Club meets minimalism & wellness

OUR SOLUTION – CAPITALIZING ON TRENDS

Simplifying — Back to basics, less is more lifestyle

Chemicals body burden — Toxic chemicals everywhere. "safe ones" (& especially in personal care)

Holistic medicine — Health & well being, preventive care, functional medicine.

Skepticism of authority — Failure by bodies of authority to protect health FDA, mainstream medicine, CPG brands, Big Pharma and Ag

Truth & authenticity — Old-fashioned individualism ("Cowboy Ethics")

Probiotics & microbiome — "Beneficial bug" revolution

Unprocessed — Return to whole foods, natural and organic.

Conscious consumption — Avoiding extra "stuff". Impact of what we consume on our systems

Direct to consumer — Ecommerce & web-based subscription services

Healthy waters — Alkaline, electrolytes, "raw" water

Beauty from inside — Supplements play an important role

EXAMPE #1: MEN'S WASH/SHAVE

Better Products, Wiser Routines.

An Example: Wash & Shave Every Day Routine



US

#1. 3-1 Bar
(shampoo, wash, shave)

**2 products
$14/month**

#2. Skin Fuel
(whole body & hair moisturizer,
aftershave, conditioner & more)

THEM

vs.

1. Soap
2. Shampoo
3. Conditioner
4. Body Lotion
5. Face Wash
6. Toner
7. Serum
8. Eye Cream
9. Face Lotion
10. Shave Cream
11. Aftershave
12. Post Shave Lotion

**12 products
$100-150
/month**

THE BOTTOM LINE:

**Healthier skin,
body, & hair in
4 steps.**

Wiser routines
Rinse more soap less
Just soap the "stinky parts"
Wash hair 1-2x/week
Feed dry skin daily with
natural ingredients only

THE BOTTOM LINE:

**Lots of suspect
chemicals, costs &
waste, in 9(+) steps.**

EXAMPLE #2: TOOTHPASTE INGREDIENTS

TRADITIONAL NATURAL TOOTHPASTE
Cheap fillers. Superficial. Cosmetic.

- **Calcium Carbonate** chalk
- **Silica & Charcoal** ultra abrasive removes enamel
- **Glycerin** coats teeth reducing ability to remineralize
- **Carrageenan** thickening agent
- **Benzoates** links to cancer
- **Surfactants** soap for foaming
- **Xylitol, sorbitol** cloyingly sweet, GMO

Benefits: "the basics" – whitens teeth, fresh breath. (some ingredients may cause harm)

VS

AKAMAI MINERAL TOOTHPASTE
Every ingredient benefits oral health.

- **Trace Mineral / Fulvic Acid / Amino Acid Concentrate** bioavailable minerals & powerful transporters of nutrients in & toxins out
- **Liposomal CoQ10** powerful nano form
- **Food Grade Bentonite & Kaolin Clays** mild abrasive, remineralizes, remove toxins & bad bacteria
- **Extra Virgin Organic Coconut Oil** destroys harmful bacteria.
- **Mined Sea Salt** stimulates saliva production
- **Essential Oils of Peppermint, Cinnamon, Clove, Anise & Tea Tree** natural preservation system that attacks bad bacteria

Benefits: "the basics" PLUS healthier gums, tooth remineralization, reduced sensitivity, reduced bad bacteria

EXAMPLE #3: US VS THEM

$2.5 billion spent annually to address bad breath



Our cure? A $8 tongue cleaner & drink water

Spend less, Simplify, Lowered chemical body burden, Improve health, Less burden on environment

THOUGHT LEADERSHIP

//Akamai

HOME   PRODUCTS ∨   PHILOSOPHY   INGREDIENTS   LEARN   RAVES   HELP

Not So Good Ingredients in Natural Toothpaste



As a health conscious individual, you probably already use a natural toothpaste brand free of obvious nasty chemicals such as parabens, propylene glycol, Triclosan, artificial colors, artificial sweeteners, etc. (and fluoride too). But did you know...

Educational content that wakes people up and provokes action

PRODUCT & POTENTIAL REVENUE PER PERSON

In stock now		2019 Introductions	
Mineral Toothpaste	$12	Dental Floss (in production)	$10
3 in 1 Bar	$7	Toothbrush (in production)	$5
Skin Fuel	$18	Magnesium Sports Oil	$25
Oil Pulling	$25	Electrolyte Concentrate	$25
Healing Balm	$32	CBD Oil Concentrate	$90
Fulvic Mineral Complex	$30	Tooth Polish	$10

Annual Revenue Potential Per Person = $1800.

Complete oral care & external body in 2019. Plans & specifications for 14 additional essentials. Expanded supplements.

Grows to $2500+ per person.

OUR TEAM

We have a proven track record of success.

- Ability to create kickass products & brands that spawn customer / media evangelists and fuel a word-of-mouth engine

- Nearly identical model as last company reuseit.com — we popularized reusables bags, bottles, etc. (300k customers, 6.8MM sales in 5 years with only $35k capital) Sold to Plow & Hearth in 2012

- Adept at innovation and identifying, harnessing & fueling trends

- Co-founder Marni Shymkus 10+ yrs. R&D and formulating natural wellness based / DIY personal & beauty care products. 30+ yrs biz & ops experience

- We have the vision — are passionate, experienced & inspired

akamai :: born outside of the personal care industry

OUR TEAM — WE'VE DONE THIS BEFORE

A few reuseit.com accomplishments:

- Inc. 500 (#153)

- **Hundreds media mentions** incl. New York Times, ABC News and an endorsement in An Inconvenient Truth, by Al Gore

- Empowered our **300,000** customers to save an estimated **1.1 billion use-and-toss items** and were an important catalyst for the reusables movement

- **Two-time winner** of Green America's Green Business of the Year

- **$200K donated** to high impact social causes

- **Bizrate Circle of Excellence Award** — only the top 134 of 111,341 retailers participating in BizRate's customer service survey program achieved this level

For more about us & prior achievements see linkedin.com/in/vincentcobb
linkedin.com/in/marnishymkus

OUR TEAM



Co Founder / CEO Vincent Cobb. Leads vision, co building, product development and marketing.



Co Founder Marni Shymkus. Seasoned startup and business manager. Leads day to day operations and formulations.



Ecommerce Manage & Website Designer Courtney Oliver. 10+ years ecommerce and web design.




Design Ross Burdekin, Senior Associate RSM & former Division I athlete & Derek Friday Principle Finndustry & Ultrarunner

Advisors





Dr David Tusek , MD & CEO CloudMedical

Dr Andrea Mustian DDS, Harvard

Ted Ning, Exec Dir at NatchCom / Principle LOHAS

And several more...

passionate, experienced & inspired

KNOW HOW FOR RAPID GROWTH

Our last company reuseit.com averaged annual growth of 136% achieving aprox 90,000 customer and $6.2M in revenue by Yr6

reuseit.com rode & created big trends just like Akamai is poised to do. We are applying a similar product/marketing formula combined with more capital, larger market potential along with a reoccurring / consumption based model.

While reuseit.com needed 2 yrs for its trend tide to rise, we feel that Akamai's moment for significant growth is right now.

reuseit customers



reuseit revenue



SALES & MARKETING STRATEGY

Products Produce truly outstanding products that fill a real need.

Media Leverage media & influencers

Website Armed with powerful ideas and information

Service Wow customers to win them for life.

Giveback 1% For The Planet and Bcorp Cert.

Crowdfund. Wholesale to Holistic Doctors & Dentists. Amazon.

Spark sustained, organic, word-of-mouth growth.

WHERE WE ARE NOW

CUSTOMERS LOVE OUR PRODUCTS: TRANSFORMATIONAL RESULTS

"**Cavities gone.** I had a small growing cavity that my dentist was watching but on my last cleaning he kept looking for it and even made me get x-rays cause he didn't understand what happened. Two months brushing with Akamai, and it made my cavity disappear. Thank you!" Janean Mann

"**This toothpaste is awesome!** I love using a product that has ingredients that I can trust. The price is great for this quality of toothpaste and it is so nice to have it delivered every two months so I don't have to remember to order it again every time we're out." Rebekka "I have tried a lot of different soaps for my face, and this one beats them all. It doesn't dry out my skin and makes it feel clean and soft. I use it with the Akamai Skin Fuel and my face has never felt better! Thanks for amazing products that don't cost an arm and a leg." Dawn

"**No more sensitive teeth** I was hesitant to review too soon... but now I'm sure that my teeth that have dentin exposed (due to gum recession), no longer are sensitive to hot/cold/touch. This is a better result than any "sensitive" toothpaste out there-- even the prescription-strength fluoride gel that dentists sell. ...**a customer for life.**" Christie S.

"Products are the best!!! **Will not go back to any other paste or soap.** Thank you!!!" Kind regards, Linda Kemp

Love this oil! I use it all over and it smells great. It's not greasy at all and makes my skin feel wonderful. Caitlin F,

See the product pages **at our site for hundreds more...**

Current customer base is **3456**

MEDIA ENDORSEMENTS

"Startup Akamai is on a mission to get people to wash less."

theguardian

"After using exclusively just these 3 multipurpose products for a week, I'm completely sold. Simplified my routine while offering all I needed for clean and healthy teeth, skin and hair. All this, with zero nasty chemicals, and 100% made in the USA."

MENS GEAR

"I love Akamai. Their radically simplified approach to personal care, in a world of over consumptions, is just what I need."

Wellness Mama
simple answers for healthier families

"I'm a fan of simple products with great ingredients and that are multi-purpose, so the line is a hit with me."

EXPERIENCE LIFE

"Akamai's philosophy is music to the ears of non-toxic beauty advocates and minimalists alike."

treehugger

"10 carry-on essentials we always travel with."

design milk

"I am LOVING all of the products. Great work!"

THE MANUAL

"Love the mission."

theminimalists

HEALTHCARE PROFESSIONAL ENDORSEMENTS

"**Akamai has considered every component of an ideal toothpaste:** the pH, abrasiveness, natural antimicrobials, and the ideal ratio of trace minerals and essential oils to maximize absorption and promote a healthy mouth. It is a fantastic product." —— Dr. Andrea Mustian, DMD **Harvard School of Dental Medicine**

It is the only toothpaste I recommend to my patients." —— Dr. Carmen Burke, DDS

"**Akamai has done their research and are steadfast in their commitment to truly clean and safe products.** Truly all natural unlike many brands that make this claim." —Holistica_Dr Mary Shackelton, MPH, ND

"**I highly recommend Akamai products to anyone interested in optimal health and wellness.**" —— David Tusek, MD, Cloud Medical

WHERE WE ARE

A few numbers...

Customers & healthcare professionals endorsements	623 reviews avg. 4.7 of 5
Products for sale	10 (5 added in Q4 2018)
Total customers	3475
Current active subscriptions:	589
2019 Avg monthly revenue	$11k
Email opt ins (subscribers)	2854 (28% email open rate)
Current gross product margin	78%
Avg order value	$31 (46 % increase over prior 12 mos. Target of $55 by EOY)
Churn rate	11% (targeting 4%)
Ave. cust acquisition cost (CAC)	$6

numbers as of 3.15.19

WHERE WE ARE GOING

2019 KEY INITIATIVES

HIRING: 1. Operations Mgr. 2. Customer Service / Inside Sales / Marketing Asst. 3. Media Outreach (PT or outsource), 4. Writer (Freelance)

Begin implementing Entrepreneurial Operating System (EOS)

SALES & MARKETING

- **Land media coverage/endorsements:** Focused on 100+ strategic targets.

- **Convert Customer's Into Subscribers & drive revenue:** Enhanced CS engagement educating and upselling, leverage free shipping.

- **Web upgrades to drive revenue:** e.g. improve Customer Subscription Management Web portal. enabling 1x purchases for subscribers.

- **Grow website content via thought leadership articles & viral "explainer" video**

- **Grow affinity & affiliate network:** e.g. like-minded websites bloggers, non-profits.

- **Grow strategic wholesaling to holistic dentists & healthcare practitioners.**

- **Crowdfund:** spawn investor evangelists

- **Implement customer referral system:** give $5 get $5

NEW PRODUCTS 6+ rolled out including a complete oral care solution.

APPENDIX

ADDITIONAL DATA

Burn Rate $25,000

Gross Profit Margin   44.5% Will increase to **52%** in 2019 due to decreased COGS & reduced Discounts

Abandoned Cart Recovery Rate   13% Ave. recovery rate for Shopify stores is 7%

Conversion Rate   2.9%

Break Even – 2019   **$1.2M** (laying foundation for growth)

New Products Added 2018   7

New Products 2019   **6+:** Dental Floss, Toothbrush (both in production) Tooth Whitener, Sore Muscle Balm, CBD oil, Electrolyte, UNPRODUCTS ™

Average Shipping Costs   **$4.94** in march implemented $30 minimum order size for subscribers to get free shipping.

Top Cancellations reasons   27% too much product
15% prefer another brand

Subscriptions as % of Revenue   **62%**

numbers as of 3.15.19

PRODUCT EXAMPLE #1

AKAMAI MINERAL TOOTHPASTE

★★★★☆ 223 reviews

$12.00

Radically different, all natural toothpaste.
It's grey, won't foam and isn't sweet. It's also packed with powerful nutrients, removes toxins and helps remineralize teeth. Get healthy teeth, gums, and fresh breath, naturally. **Think medicine not marketing.**

- **Super Charged** with nourishing clay, 72 Trace Minerals, Fulvic Acid and liposomal CoQ10.

- **Patent Pending Natural Clay Based Formula** absorbs toxins and fights bad bacteria that can lead to tooth decay, gum disease and bad breath.

- **Powerful Natural Ingredients** work to support strong teeth, tooth remineralization & healthy gums.

- **SLS free, fluoride free, glycerin free,** no artificial chemicals, silicas, cheap fillers or sweeteners.

- **Gently Whitens and Polishes Teeth** while reducing plaque and tartar, leaving a fresh taste.

//Akamai
MINERAL TOOTHPASTE

"offers actual health benefits, i.e. remineralization, rather than the mostly cosmetic benefits of conventional toothpastes." — Treehugger

I have bad tooth decay & cavities. The first thing I noticed was that my gums were building back. Then I noticed the decay under my caps start to go away. Then I noticed cavities healing...Chelsea H

29

PRODUCT EXAMPLE #2

AKAMAI SKIN FUEL

★★★★☆ 97 reviews

$16.00

Feed your skin and hair.

Our multipurpose formula is made with 6 powerful natural ingredients — and nothing else. A nutrient-rich, all-purpose light oil that promotes healthy skin and hair as it moisturizes, conditions and soothes.

- **Supercharged with Trace Minerals/Fulvic Acid Concentrate** to feed your cells and heal your skin.

- **Replaces Multiple Products** — light face and body moisturizer, aftershave, hair conditioner, beard oil.

- **Concentrated, Light & Non-greasy** — absorbs quickly, won't clog pores, closely matches skin's oil. A little goes a long way.

- **Moisturizes & Nourishes** — loaded with naturally occurring antioxidants, vitamins, minerals and fatty acids, supports skin's microbiome.

- **No fillers, emulsifiers, fragrances, preservatives, or nasty chemicals. Nut-free.**



"Moisturizes skin and hair (and operates as aftershave too) forgoing the usual unpronounceable laundry list of chemicals." — Design Milk

PRODUCT EXAMPLE #3


//Akamai
3 in 1 BAR
Body | Shave | Shampoo
3.5oz // Made in USA

The Perfect Product
— Men's Joutnal

AKAMAI 3 IN 1 BAR

71 reviews

$7.00

Shampoo, shower and shave – one bar does it all.

Our natural soap gently cleans skin and hair while delivering a great shave. Loaded with 8 botanical oils, and moisturizing glycerin, carefully balanced to benefit both hair and skin. Get clean in a healthier way..

- **Delivers a Smooth, Close Shave** – thick, creamy lather and nourishing oils create slip while soothing skin. Follow up with Skin Fuel.
- **Gently Cleans Hair Without Harsh Detergents** – shampoo in a concentrated form, giving you soft, shiny, hair and healthy scalp, with no chemical build up or residue.
- **Super Mild & Non-drying** – ideal for all skin types even the most sensitive. Great for the whole family.
- **Made with 8 Natural Plant Oils** – vegan, toxin free, fragrance free, no harsh detergents.
- **Travel, Outdoor & Camping friendly.** 100% biodegradable. Unscented.

31

IT'S OUT OF CONTROL

A few data points:

- Toxic chemicals in personal care products and the environment are the leading cause of cancer (The Environmental Working Group)

- Americans expected to spend $134 billion annually on personal care products by 2025 (Grand View Research)

- More than 25% of women use at least 15 personal care products daily (EPA)

- Increasing evidence connecting oral health to illnesses such as heart disease and Alzheimer's.

- In early 2019 Oral-B Glide floss was tied to potentially toxic PFAS chemicals, study suggests (USA TODAY)

- Researches suspect many chemicals in personal care products can interfere with natural hormones in our bodies (Science Daily)

M&A IN PERSONAL CARE

Dollar Shave Club (razors)– Unilever $1Billion (2016)

Native Naturals (deodorant)– P&G for $100MM (2017) Est. $10MM sales & 10 employees

Schmidt's (deodorant)– Unilever (2017) price unknown

<u>Trends:</u>

-CPGs continue to snap up direct to consumer / natural brands to foster innovation & fuel growth

-2017 Market for Natural Living category (which includes personal care) $18B and Supplements $44B both 7%+ annual growth*

*According to New Hope Media